

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

<u>Via E-mail</u>
Brian Halligan
Chief Executive Officer
HubSpot, Inc.
25 First Street, 2nd Floor
Cambridge, Massachusetts 02141

> **Re: HubSpot, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 6, 2014**
> **CIK No. 0001404655**

Dear Mr. Halligan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to those contained in our letter dated May 22, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Front Cover Page Gatefold Graphics</u>

1.   Your gatefold graphics state that there have been "10,000+ trained and certified" at HubSpot Academy. Please indicate the type of certification received by attendees of your online training**.**

Management's discussion and analysis of financial condition and results of operations

Company Overview, page 45

Liquidity and capital resources, page 60

2.   You indicate that as of March 31, 2014, you have approximately 19% of customers that were located outside of the United States and these customers generated 20% of your total revenue. Please tell us what consideration was given to disclosing the amount of cash held by your foreign subsidiaries. Further, if applicable, please also tell us what consideration was given to disclosing a statement that you would need to accrue and pay taxes if repatriated and a statement that you do not intend to repatriate the funds. We refer you to Item 303(a)(1) of Regulation S-K.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Loss Per Share, page F-11

3.   We note your response to prior comment 2. Please disclose whether the RSUs are forfeitable should employment terminate subsequent to the occurrence of the IPO but prior to the liquidity condition being met (before the expiration of the six month period). In this regard, explain why the six month period represents a substantive service condition. That is, explain why the liquidity condition would not be satisfied upon the IPO's effectiveness.

Revenue Recognition, page F-13

4.   We note your response to prior comment 3 that you believe the second type of arrangement is not within the scope of ASC 605-45. Please clarify whether the partner's customer will enter into any agreement or licensing rights with you to have the right to access your software. Indicate whether the partner's customer will seek remedy from your partner or you. That is, tell us whom the partner's customer will consider responsible for the acceptability and fulfillment of the services. Describe how any marketing materials or other representations made in executing these arrangements describe your role. Your response should address how you considered that you are hosting and providing the services that the customers want.

5.   In your response to prior comment 3, you explain that you do not receive an identifiable benefit from the cash consideration paid to the partner that is sufficiently separable from the partner's purchase of your products. Please provide an analysis that supports this conclusion. Since you do pay a commission for the first type of arrangement, explain why you believe that you could not have entered into an exchange transaction with a party other than the purchaser of your services in order to receive that benefit. You also

state as a risk factor that you rely on your partners to provide certain services to you and your customers as well as pursue sales. Please clarify how you analyzed such transactions under ASC 605-50-45-2 pertaining to presumptions that overcome the reduction of revenue.

6.   Please clarify whether your partners pay the full purchase price to you or whether your partner remits only the proceeds net of the rebate or incentive. In addition, please tell us what consideration was given to ASC 605-50-50-1 such as disclosing the amount of your cash rebates to your partners that was recognized in your consolidated statement of income to the extent this amount was significant.

11. Income Taxes, page F-27

7.   As we have noted previously, 20% of your total revenue as of March 31, 2014 is attributed to your customers outside of the United States. Additionally, we note that you opened your first international office in January 2013. Please explain why you have minimal amounts allocated to foreign income or losses in the first table. Tell us what consideration was given to disclosing the amount of earnings from foreign operations on which you have not provided taxes. Further, tell us how you considered disclosing the amount of unrecognized deferred tax liability or include a statement that such determination is not practicable. We refer you to ASC 740-30-50-2.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Joseph C. Theis, Jr.
        Goodwin Procter LLP